Exhibit 99.1

Vision

To be a global steel company and one of the most profitable in the industry.

Mission

Gerdau is a steelmaker that seeks to satisfy the needs of its customers and create value for shareholders and is committed to personal achievement and the sustainable development of society.

Gerdau is the leading long steel producer in the Americas. Beginning its growth trajectory over a century ago, today Gerdau is one of the main consolidators of the global steel industry. Gerdau employees receive regular training and are well prepared to face new challenges and run the operations in the Americas, Europe and Asia. Gerdau produces common and special long steel and flat steel based primarily on the electric-arc furnace and mini mill production process, and its products serve the construction, manufacturing, automotive and agribusiness sectors. Gerdau stock is traded on the São Paulo, New York and Madrid stock exchanges and has a base of more than 140,000 shareholders.

Highlights in the Third Quarter of 2010

	3rd		3rd			2nd
	quarter		quarter		Variation	quarter		Variation	9 months		9 months		Variation
Key Information	2010		2009		3Q10/3Q09	2010		3Q10/2Q10	2010		2009		9M10/9M09
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	4,404		4,024		9%	4,711		-7%	13,475		9,673		39%
Rolled steel	3,628		3,324		9%	3,910		-7%	11,118		8,562		30%
Sales (1,000 tonnes)	4,415		3,876		14%	4,383		1%	12,850		10,316		25%
Net Revenue (R$ million)	8,190		6,808		20%	8,296		-1%	23,593		20,177		17%
EBITDA (R$ million)	1,265		1,375		-8%	1,720		-26%	4,386		2,569		71%
Net Income (R$ million)	609		655		-7%	856		-29%	2,038		361		465%
Gross Margin	16%		21%			22%			19%		15%
EBITDA Margin	15%		20%			21%			19%		13%
Net Margin	7%		10%			10%			9%		2%
Shareholders’ Equity (R$ million)	20,276		22,046			23,228			20,276		22,046
Total Assets (R$ million)	42,808		45,932			46,328			42,808		45,932
Net Income / Shareholders’ Equity (1)	13%		3%			12%			13%		3%
Gross Debt / Total Net Capitalization (2)	41%		42%			39%			41%		42%
Net Debt / Total Net Capitalization (3)	38%		33%			31%			38%		33%
Gross Debt / EBITDA (4)	2.5	x	4.0	x		2.6	x		2.5	x	4.0	x
Net Debt / EBITDA (4)	2.2	x	2.7	x		1.8	x		2.2	x	2.7	x

(1) Net Income in the last 12 months / Shareholders’ Equity at end of period

(2) Total capitalization = shareholders’ equity +gross debt

(3) Total capitalization = shareholders’ equity +net debt

(4) EBITDA in the last 12 months

Global Steel Market

	3rd	3rd		2nd
Steel Industry Production	quarter	quarter	Variation	quarter	Variation	9 months	9 months	Variation
(1,000 tonnes)	2010	2009	3Q10/3Q09	2010	3Q10/2Q10	2010	2009	9M10/9M0
Crude Steel
Brazil	8,423	7,889	7%	8,413	0%	24,803	18,454	34%
North America	23,692	18,626	27%	24,765	-4%	70,956	47,068	51%
Latin America (excluding Brazil)	7,491	6,656	13%	7,229	4%	21,281	18,952	12%
China	151,324	153,836	-2%	165,312	-8%	474,532	420,890	13%
Other	148,750	136,818	9%	158,126	-6%	454,363	370,926	22%
Total	339,680	323,825	5%	363,845	-7%	1,045,935	876,290	19%

Source: Worldsteel

World steel output grew in 3Q10 in relation to 3Q09 (see table above). In the main regions where Gerdau operates, a highlight was the recovery in steel production in North America, which recorded an extremely low level of capacity utilization in 2009. Even though it registered a small decrease in steel production in 3Q10, China remains an important player in the international market, representing 45% of world steel output. Excluding China, world steel production grew by 11% in the period. In Brazil, the higher production in 3Q10 in relation to 3Q09 was due to the continued solid performance of steel-consuming industries, such as the construction, auto and industrial sectors.

In a recent publication, the World Steel Association projected a better outlook for apparent world steel consumption, with growth of 13% in 2010 and 5% in 2011. This improved outlook is supported by the continuing strong growth in most developing economies and the improvement in the forecast for recovering in developed economies, driven by government stimulus packages and a restocking trend. Steel consumption in Latin America should increase by 28% in 2010, led by growth in Brazil of 35% (9% in 2011). This region is benefitting from the recovery in commodity prices (the base of the Brazilian economy), exports and foreign capital inflows. In the United States, steel consumption is estimated to grow 33% in 2010 and 9% in 2011, led by inventory rebuilding and a recovery in the industrial sector. In India, steel consumption should grow by 8% in 2010 and 14% in 2011, with the country potentially becoming the world’s third-largest steel consumer, after China and the United States. Confirmation of this global scenario, combined with higher raw material prices, could support higher international prices in 2011.

Gerdau’s performance in the third quarter of 2010

Gerdau S.A.’s Consolidated Financial Statements are presented in accordance with the international accounting practices issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international standards issued by the Accounting Pronouncement Committee (CPC) and are approved by the Securities and Exchange Commission of Brazil (CVM), pursuant to CVM Instruction 485 dated September 1, 2010.

Business Operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the Brazil operations, except specialty steel;

•      North America (North America BO) — includes all North American operations, except Mexico and specialty steel;

•      Latin America (Latin America BO) — includes all Latin American operations, except Brazil;

•      Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain, the United States and India.

Crude and rolled steel production

Production	3rd quarter	3rd quarter	Variation	2nd quarter	Variation	9 months	9 months	Variation
(1,000 tonnes)	2010	2009	3Q10/3Q09	2010	3Q10/2Q10	2010	2009	9M10/9M09
Crude Steel (slabs, blooms and billets)
Brazil	1,771	1,626	9%	1,784	-1%	5,235	3,674	42%
North America	1,462	1,493	-2%	1,652	-12%	4,702	3,754	25%
Latin America	350	360	-3%	386	-9%	1,057	992	7%
Specialty Steel	821	545	51%	889	-8%	2,481	1,253	98%
Total	4,404	4,024	9%	4,711	-7%	13,475	9,673	39%

Rolled steel
Brazil	1,030	956	8%	1,106	-7%	3,170	2,508	26%
North America	1,405	1,387	1%	1,508	-7%	4,339	3,584	21%
Latin America	440	469	-6%	487	-10%	1,353	1,230	10%
Specialty Steel	753	512	47%	809	-7%	2,256	1,240	82%
Total	3,628	3,324	9%	3,910	-7%	11,118	8,562	30%

Note: the information above does not include data from shared controlled companies and joint ventures.

•      On a consolidated basis, production growth in 3Q10 in relation to 3Q09 was driven by the Specialty Steel and Brazil BOs (see table above). At the Specialty Steel BO, government programs targeting the automotive industry, the increase in real demand and higher credit supply supported production growth. At the Brazil BO, the recovery in production registered in 3Q10 in relation to 3Q09 is explained by the fact that Blast Furnace 1 at the Ouro Branco Unit in the state of Minas Gerais was still in the process of resuming operations in the 3Q09.

•      Consolidated production decreased in relation to 2Q10 to adjust the inventory levels according to the current demand level, mainly at the North America BO. At the Specialty Steel BO, the lower production was due to Spain’s traditional holiday period in August.

Shipments

Consolidated Shipments	3rd quarter	3rd quarter	Variation	2nd quarter	Variation	9 months	9 months	Variation
(1,000 tonnes)	2010	2009	3Q10/3Q09	2010	3Q10/2Q10	2010	2009	9M10/9M09
Brazil	1,635	1,454	12%	1,672	-2%	4,835	3,762	29%
Domestic Market	1,211	1,026	18%	1,278	-5%	3,640	2,559	42%
Exports	424	428	-1%	394	8%	1,195	1,203	-1%
North America	1,506	1,410	7%	1,449	4%	4,299	3,729	15%
Latin America (2)	565	537	5%	535	6%	1,646	1,531	8%
Specialty steels	709	475	49%	727	-2%	2,070	1,294	60%
Total	4,415	3,876	14%	4,383	1%	12,850	10,316	25%

(1) - Excludes shipments to subsidiaries.

(2) - Excludes coke shipments.

Note: the information above does not include data from shared controlled companies and joint ventures.

•      The increase in consolidated sales in 3Q10 in comparison with 3Q09 was driven by the positive performance of the Specialty Steel BO and the improvement in domestic demand at the Brazil BO (see table above). The Specialty Steel BO benefitted from a series of vehicle production records in Brazil, demand in the U.S. auto industry remaining firm and the beginning of a recovery in Spain’s auto sector. In the domestic market for the Brazil BO, the industrial sector played an important role, driven by the 10% growth in industrial production in the last 12 months, according to the Brazilian Institute of Geography and Statistics (IBGE). Demand from the construction sector remains strong in the Brazilian market, as confirmed by the 12% GDP growth outlook for the construction sector in 2010, according to the Brazilian Central Bank. At the North America BO, sales growth was driven by a gradual recovery in the industry, while the infrastructure and non-residential segments remained at low and stable activity levels.

•      Consolidated sales remained stable in comparison with 2Q10, with slight variations in the Business Operations. At the Brazil BO, specifically in the domestic market, the shipment reduction was due to lower activity level in light of the World Cup at the beginning of the quarter and the higher inventory levels. The increase recorded by the North America BO reflected the anticipation of purchases along the 3Q10, following the announcements of hikes in long steel prices in September and October. The Latin America BO posted stronger sales, led mainly by the results in Peru and Mexico, which have been experiencing recoveries in their construction industries.

Consolidated Shipments(1)

(in thousands of tonnes)

(1) - Excludes shipments to subsidiaries.

Results

Net Sales

	3rd	3rd		2nd
	quarter	quarter	Variation	quarter	Variation	9 months	9 months	Variation
Net Sales (R$ million)	2010	2009	3Q10/3Q09	2010	3Q10/2Q10	2010	2009	9M10/9M09
Brazil	3,244	2,781	17%	3,296	-2%	9,411	7,556	25%
Domestic Market	2,779	2,415	15%	2,853	-3%	8,150	6,403	27%
Exports	465	366	27%	443	5%	1,261	1,153	9%
North America(1)	2,332	2,130	9%	2,317	1%	6,647	6,640	0%
Latin America(2)	919	778	18%	903	2%	2,625	2,487	6%
Specialty Steel	1,695	1,119	51%	1,780	-5%	4,910	3,494	41%
Total	8,190	6,808	20%	8,296	-1%	23,593	20,177	17%

Note: the information above does not include data from shared controlled companies and joint ventures.

(1) - Growth of 17% in 9M10 vs. 9M09 in U.S. dollar.

(2) - Includes coke sales.

•      Consolidated net revenue grew in 3Q10 in relation to 3Q09 (see table above), due to the higher shipments and, to a lesser extent, the higher net sales per ton sold. This improvement was led by the Specialty Steel BO, which recorded significant growth in sales volume. At the Brazil BO, the higher sales volume in the domestic market and the better export prices supported net sales growth. At the North America BO, higher shipments were the driver of net sales growth. At the Latin America BO, the increase in net sales was supported by higher prices and a slight increase in shipments.

•      In relation to 2Q10, the stability observed in consolidated net sales was also observed in net sales per ton and shipments in all Business Operations.

Cost of Goods Sold and Gross Margin

		3rd	3rd		2nd
		quarter	quarter	Variation	quarter	Variation	9 months	9 months	Variation 9M10
Net Sales, Cost and Gross Margin		2010	2009	3Q10/3Q09	2010	3Q10/2Q10	2010	2009	/ 9M09
Brazil	Net sales (R$ million)	3,244	2,781	17%	3,296	-2%	9,411	7,556	25%
	Cost of Goods Sold (R$ million)	(2,531)	(1,868)	35%	(2,343)	8%	(6,940)	(5,282)	31%
	Gross income (R$ million)	713	913	-22%	953	-25%	2,471	2,274	9%
	Gross margin (%)	22%	33%		29%		26%	30%
North America	Net sales (R$ million)	2,332	2,130	9%	2,317	1%	6,647	6,640	0%
	Cost of Goods Sold (R$ million)	(2,119)	(1,849)	15%	(2,066)	3%	(5,992)	(6,126)	-2%
	Gross income (R$ million)	213	281	-24%	251	-15%	655	514	27%
	Gross margin (%)	9%	13%		11%		10%	8%
Latin America	Net sales (R$ million)	919	778	18%	903	2%	2,625	2,487	6%
	Cost of Goods Sold (R$ million)	(827)	(695)	19%	(713)	16%	(2,228)	(2,483)	-10%
	Gross income (R$ million)	92	83	11%	190	-52%	397	4	9825%
	Gross margin (%)	10%	11%		21%		15%	0%
Specialty Steel	Net sales (R$ million)	1,695	1,119	51%	1,780	-5%	4,910	3,494	41%
	Cost of Goods Sold (R$ million)	(1,363)	(940)	45%	(1,360)	0%	(3,862)	(3,331)	16%
	Gross income (R$ million)	332	179	85%	420	-21%	1,048	163	543%
	Gross margin (%)	20%	16%		24%		21%	5%
Consolidated	Net sales (R$million)	8,190	6,808	20%	8,296	-1%	23,593	20,177	17%
	Cost of Goods Sold (R$million)	(6,840)	(5,352)	28%	(6,482)	6%	(19,022)	(17,222)	10%
	Gross income (R$million)	1,350	1,456	-7%	1,814	-26%	4,571	2,955	55%
	Gross margin (%)	16%	21%		22%		19%	15%

Note: the information above does not include data from shared controlled companies and joint ventures.

•      On a consolidated basis, cost of goods sold in 3Q10 was heavily impacted in relation to 3Q09 by higher raw material prices, at the different business operations. The mismatch between higher raw material prices and the passthrough to prices of steel products led to a decrease in consolidated gross margin (see table above). At the Brazil BO, the higher shipments and slight increase in net sales per ton sold were not enough to offset the impact of higher costs on gross margin. The North America BO presented a similar effect, though to a lesser extent. At the Latin America BO, the growth in net sales per ton sold helped to contain the reduction in gross margin, which was affected by higher costs in the period. The Specialty Steel BO recorded higher margins, with increased shipments enabling the dilution of higher costs in the period.

•      On a consolidated basis, the increase in raw material costs once again impacted costs in 3Q10 in comparison with 2Q10, which was felt by all business operations. At the Brazil BO, the higher scrap, iron ore and coal costs compressed margins, since shipments and prices remained stable. At the Latin America BO, the higher raw material costs and the lower results from the coke operations in Colombia affected margins in the period.

Selling, General and Administrative Expenses

•      Selling, general and administrative expenses as percentage of net revenue remained stable at 7% level in 3Q10 in relation to both 3Q09 and 2Q10.

Equity Income

•      Shared controlled companies and joint ventures, whose results are evaluated based on the equity method, recorded sales of 248,000 tonnes of steel in 3Q10, considering their respective equity interests, in line with 3Q09. As a result, net sales was R$ 327 million.

•      Based on these companies’ results, equity income was a loss of R$ 6 million in 3Q10, versus a gain of R$ 5 million in 3Q09.

EBITDA

Consolidated EBITDA Breakdown	3rd quarter	3rd quarter	Variation	2nd quarter	Variation	9 months	9 months	Variation
(R$ million)	2010	2009	3Q10/3Q09	2010	3Q10/2Q10	2010	2009	9M10/9M09
Net Income	609	655	-7%	856	-29%	2,038	361	465%
Net Financial Result	—	24	—	255	—	502	(315)	—
Provision for Income Tax and Social Contribution	172	151	14%	137	26%	430	(18)	—
Depreciation and Amortization	484	402	20%	472	3%	1,416	1,318	7%
Losses from asset impairment and reestructuring costs	—	143	—	—	—	—	1,223	—
EBITDA	1,265	1,375	-8%	1,720	-26%	4,386	2,569	71%
EBITDA margin	15%	20%		21%		19%	13%

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator.

EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

Reconciliation of consolidated EBITDA	3rd quarter	3rd quarter	2nd quarter	9 months	9 months
(R$ million)	2010	2009	2010	2010	2009
EBITDA (1)	1,265	1,375	1,720	4,386	2,569
Depreciation and Amortization	(484)	(402)	(472)	(1,416)	(1,318)
Losses from asset impairment and reestructuring costs	—	(143)	—	—	(1,223)
OPERATING INCOME BEFORE THE FINANCIAL RESULT AND TAXES(2)	781	830	1,248	2,970	28

(1) Non-accounting measure adopted by the Company

(2) Accounting measure published in the consolidated Income Statements

		3rd quarter	3rd quarter	Variation	2nd quarter	Variation	9 months	9 months	Variation
EBITDA by Business Operation		2010	2009	3Q10/3Q09	2010	3Q10/2Q10	2010	2009	9M10/9M09
Brazil	EBITDA (R$ million)	654	830	-21%	876	-25%	2,326	2,054	13%
	EBITDA margin (%)	20%	30%		27%		25%	27%
North America	EBITDA(R$ million)	196	306	-36%	249	-21%	652	519	26%
	EBITDA margin (%)	8%	14%		11%		10%	8%
Latin America	EBITDA(R$ million)	72	40	80%	191	-62%	371	(193)	—
	EBITDA margin (%)	8%	5%		21%		14%	-8%
Specialty Steel	EBITDA (R$ million)	343	199	72%	404	-15%	1,037	189	449%
	EBITDA margin (%)	20%	18%		23%		21%	5%
Consolidado	EBITDA (R$ million)	1,265	1,375	-8%	1,720	-26%	4,386	2,569	71%
	EBITDA margin (%)	15%	20%		21%		19%	13%

	3rd quarter of 2010
EBITDA by Business Operation		North	Latin	Specialty
(R$ million)	Brazil	America	America	Steel	Total
Net Income	329	57	33	190	609
Net Financial Result	(41)	36	6	(1)	—
Provision for Income Tax and Social Contribution	128	(5)	(2)	51	172
Depreciation and Amortization	238	108	35	103	484
EBITDA	654	196	72	343	1,265

•      Consolidated EBITDA (earnings before interest, tax, depreciation, amortization, losses from asset impairment and restructuring costs), also known as operating cash flow, declined in 3Q10 from 3Q09, consequently reducing EBITDA margin (see tables above). This result was due to the mismatch between higher raw material prices and the passthrough to steel product prices, as explained earlier.

•      In 3Q10, the Brazil and North America business operations accounted for 52% and 15% of consolidated EBITDA, respectively, down from 3Q09, mainly reflecting the higher raw material costs. At the Specialty Steel BO, the higher EBITDA in 3Q10 represented 27% of consolidated EBITDA, chiefly reflecting the growth in shipments with a higher dilution of fixed costs. At the Latin America BO, the higher net sales per ton sold was the key factor accounting for the improvement in EBITDA margin in the period.

•      In relation to 2Q10, consolidated EBITDA margin, as well as gross margin, was also impacted by the high raw material prices. In this comparison period, all business operations were impacted.

Financial Result

Financial result	3rd quarter	3rd quarter	2nd quarter	9 months	9 months
(R$ million)	2010	2009	2010	2010	2009
Financial income	74	73	72	222	312
Financial expenses	(276)	(307)	(302)	(832)	(1,036)
Foreign exchange variation, net	198	184	(26)	102	1,029
Gains (losses) from hedge operations, net	4	26	1	6	10
Financial result	—	(24)	(255)	(502)	315

•      In 3Q10, the consolidated financial result was null, since the net foreign exchange gain and financial income offset the financial expenses in the period. This foreign exchange gain in the period was basically due to the appreciation of 6% in the Brazilian real against the U.S. dollar in the quarter, which impacted a portion of the loans denominated in foreign currency contracted by the companies in Brazil.

•      Note that of the total foreign-currency debt contracted by companies in Brazil of US$ 2.9 billion on September 30, 2010, US$ 1.5 billion is related to acquisitions of companies abroad, whose foreign exchange variation is recorded directly on the Shareholders Equity in the balance sheet, in accordance with IFRS rules. For the remaining US$ 1.4 billion, the foreign exchange gains or losses are recorded on the income statement.

Net Income

	3rd	3rd		2nd
Net Income	quarter	quarter	Variation	quarter	Variation	9 months	9 months	Variation
(R$ million)	2010	2009	3Q10/3Q09	2010	3Q10/2Q10	2010	2009	9M10/9M09
Income before taxes	781	806	-3%	993	-21%	2,468	343	620%
Income and social contribution taxes	(172)	(151)	14%	(137)	26%	(430)	18	—
Consolidated Net Income	609	655	-7%	856	-29%	2,038	361	465%

•      Consolidated net income was reduced in 3Q10, compared with 3Q09 and 2Q10, reflecting the lower operational income in relation to the comparison periods.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 3Q10, the prepayment of the minimum mandatory dividend for fiscal year 2010 in the form of Interest on capital stock, as shown below:

•          Metalúrgica Gerdau S.A.

•          R$ 73 million (R$ 0.18 per share)

•          Payment on November 26, 2010

•          Base date: share position of record on November 16, 2010 (ex-dividend as of November 17)

•          Gerdau S.A.

•          R$ 171 million (R$ 0.12 per share)

•          Payment on November 26, 2010

•          Base date: share position of record on November 16, 2010 (ex-dividend as of November 17)

Financial Cycle and Working Capital

Working capital
(R$ million)	9/30/2010	12/31/2009
Accounts receivable (+)	3,536	2,586
Inventories (+)	7,205	5,752
Suppliers (-)	2,008	1,705
Working capital	8,733	6,633

Financial Cycle and Working Capital

The financial cycle (working capital divided by daily net sales in the quarter) in September 2010 has not presented significant changes in relation to December 2009, with proportional increases in net sales and working capital, despite the increase of R$ 2.1 billion in the latter. This increase was due to the higher level of activity, which led working capital to reach R$ 8.7 billion in September 2010.

Investments

•      In the third quarter of 2010, investments in fixed assets totaled R$ 298 million. Of this total, 68% was allocated to facilities in Brazil and the remaining 32% to facilities located abroad. A total of R$ 751 million has been disbursed to date in 2010.

•      The capital expenditure plan for the period from 2010 to 2014 is estimated at R$ 11 billion, and includes both strategic investments and maintenance investments, set forth below:

Investments approved	Location	Amount (R$ million)	Additional capacity (1,000 tonnes)	Start-up
Brazil BO
Flat steel rolling mill (heavy plates and coiled hot-rolled strips) at Ouro Branco-MG	Brazil	2,400	1,900	2012
Expansion of mining capacity to 7 million tonnes	Brazil	533	—	2012
Long products rolling mill	Brazil	490	600	2013
Fabrication units and ready-to-use steel product units	Brazil	472	—	2012
Expansion of the structural profile rolling mill at Ouro Branco-MG	Brazil	100	160	2011
North America BO
Reheating furnace at Calvert City	USA	44	—	2012
Latin America BO
Substitution of electric arc furnace at the melt shop and new dedusting system	Peru	67	—	2010
Port facility (for coal and coke shipments)	Colombia	36	—	2011
Specialty Steel BO
Specialty steel rolling mill	Brazil	350	500	2012
Capacity expansion of the melt shop with new continous casting	USA	114	200	2013
Specialty steel and rebar rolling mill, sintering and power generation (1)	India	126	300	2011
Other Investments
Gerdau Template (integrated management system)	Global	204	—	2012
Caçu and Barra dos Coqueiros HPP (2)	Brazil	34	—	2010
Maintenance Capex and other small investments		6,000	—
Total		10,970

(1) Capacity is not included in consolidated figures, since it is a joint venture.

(2) Inaugurated in October, with total geration capacity of 155 MW, which will be totally directed to own use. Total investment of R$ 670 million (R$ 636 million already concluded).

•      On August 12, 2010, Gerdau S.A. concluded the acquisition of an additional interest of 49.1% in the total capital of Cleary Holdings Corp., which holds controlling interests in metallurgical coke production units and coking coal reserves in Colombia. This additional interest was acquired for US$ 57 million (R$ 100 million), and Gerdau will now hold a 100% interest in the company.

•      On August 30, 2010, Gerdau S.A. concluded the acquisition of minorities interests on Gerdau Ameristeel, for US$ 1.6 billion (R$ 2.8 billion), delisting the shares of this Company at NYSE and Toronto Stock Exchange.

•      On October 21, 2010, Gerdau S.A. concluded, through its wholly owned subsidiary Gerdau Ameristeel, the acquisition of Tamco, a company based in the state of California. TAMCO is a mini mill that produces rebars and is one of the largest producers on the West Coast of the United States, with annual capacity of approximately 500,000 tonnes. The acquisition was made for approximately US$ 165 million (R$ 280 million).

Financial Liabilities

•      Net debt (loans and financings, plus debentures, less cash, cash equivalents and investments) stood at R$ 12.6 billion on September 30, 2010, corresponding to 2.2 times EBITDA in the last 12 months.

•      Cash (cash, cash equivalents and short-term financial investments) totaled R$ 1.7 billion on September 30, 2010, of which 34% was held by Gerdau’s subsidiaries abroad, mainly in U.S. dollar.

•      The cash position decreased by R$ 3.1 billion if compared to December 31, 2009, mainly due to the payment for the acquisition of minority interests on Gerdau Ameristeel on August 30, 2010.

Indebtedness
(R$ million)	9/30/2010	12/31/2009
Short-term	2,482	1,357
Local currency (Brazil)	797	843
Foreign currency (Brazil)	1,196	197
Companies abroad	489	317
Long-term	11,824	13,164
Local currency (Brazil)	2,556	2,002
Foreign currency (Brazil)	3,769	5,268
Companies abroad	5,499	5,894
Gross debt	14,306	14,521
Cash, cash equivalents and financial investments	1,677	4,819
Net debt	12,629	9,702

•      Gross debt (loans and financings plus debentures) stood at R$ 14.3 billion on September 30, 2010, of which 17% was short-term and 83% was long-term.

•      On September 30, 2010, the composition of gross debt was 23% in Brazilian real, 35% in foreign currency contracted by companies in Brazil and 42% in a variety of currencies contracted by subsidiaries abroad.

•      On September 30, 2010, the weighted average nominal cost of gross debt was 8% for the amount denominated in Brazilian real, 5% plus foreign-exchange variation for the amount denominated in U.S. dollar contracted by companies in Brazil and 3% for the amount contracted by the subsidiaries abroad.

Gross Debt

(R$ billion)

•      On September 30, the debt amortization schedule, including debentures, was as follows:

Short-term	R$ million
4th quarter 2010 (1)	1,637
1st quarter 2011	265
2nd quarter 2011	400
3rd quarter 2011	180
Total	2,482

Long-term	R$ million
4th quarter 2011	163
2012	3,083
2013	2,211
2014	820
2015 and after	5,547
Total	11,824

(1) R$ 1 billion was paid on October 1, 2010

•      It is also important to note that on October 1, 2010, Gerdau concluded a 10-year, US$ 1.25 billion bond issue with a coupon of 5.75% p.a. through its subsidiary Gerdau Trade Inc. The proceeds from the issuance were used primarily to prepay the perpetual bond of Gerdau S.A. and the term loan of Gerdau Ameristeel, and also to pay for the acquisition of Tamco in the United States. After this issuance, the gross debt average maturity stood at 6.5 years.

•      Gerdau’s main debt indicators at the close of September showed improvement compared to December 2009, given the stability in the debt position and the higher operating cash flow in the last 12 months (EBITDA).

Indicators	09.30.2010		12.31.2009
Gross debt / Total capitalization (1)	41%		40%
Net debt / Total capitalization (2)	38%		31%
Gross debt / EBITDA (3)	2.5	x	3.8	x
Net debt / EBITDA (3)	2.2	x	2.5	x
EBITDA (3) / Financial expenses (3)	4.8	x	2.7	x

(1) - Total capitalization = shareholders’ equity + gross debt

(2) - Total capitalization = shareholders’ equity + net debt

(3) - Last 12 months

THE MANAGEMENT

This document contains forward-looking statements. These statements are dependent on estimates, information or methods that may be incorrect or inaccurate and may not be realized. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly waives any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	09/30/2010	12/31/2009
CURRENT ASSETS
Cash and cash equivalents	599,267	2,091,944
Short-term investments
Held for Trading	1,016,097	2,619,418
Available for sale	21,635	58,296
Trade accounts receivable	3,535,858	2,585,709
Inventories	7,205,281	5,751,593
Tax credits	625,202	788,564
Unrealized gains on derivatives	5,762	5,737
Other current assets	375,252	263,425
	13,384,354	14,164,686

NON-CURRENT ASSETS
Long-term investments	39,651	49,690
Tax credits	381,974	484,434
Deferred income taxes	1,449,087	1,347,036
Unrealized gains on derivatives	5,474	14,297
Judicial deposits	443,637	324,678
Other non-current assets	208,285	314,348
Prepaid pension cost	562,557	516,360
Investments in associates and jointly-controlled entities	1,192,374	1,199,910
Other investments	19,050	19,635
Goodwill	8,225,424	8,424,341
Other Intangibles	965,918	992,800
Property, plant and equipment, net	15,930,532	16,731,101
	29,423,963	30,418,630

TOTAL ASSETS	42,808,317	44,583,316

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	09/30/2010	12/31/2009
CURRENT LIABILITIES
Trade accounts payable	2,007,761	1,705,058
Short-term debt	2,345,106	1,356,781
Debentures	136,592	—
Taxes payable	706,587	675,681
Payroll and related liabilities	492,481	354,518
Dividends payable	43,052	365,811
Unrealized losses on derivatives	1,366	2,483
Environmental liabilities	15,304	9,835
Other current liabilities	362,564	348,354
	6,110,813	4,818,521

NON-CURRENT LIABILITIES
Long-term debt	11,310,414	12,563,155
Debentures	514,027	600,979
Deferred income taxes	2,159,691	2,273,759
Unrealized losses on derivatives	111,583	90,377
Provision for tax, civil and labor liabilities	595,407	447,171
Environmental liabilities	60,810	66,642
Employee benefits	779,415	961,300
Put options on minority interest	529,230	518,096
Other non-current liabilities	360,831	238,523
	16,421,408	17,760,002

EQUITY
Capital	14,184,805	14,184,805
Treasury stocks	(164,325)	(124,685)
Legal reserve	200,205	200,205
Stock options	19,597	9,018
Retained earnings	6,583,579	5,578,045
Other comprehensive income	(1,768,180)	(1,339,915)
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	19,055,681	18,507,473

NON-CONTROLLING INTERESTS	1,220,415	3,497,320

EQUITY	20,276,096	22,004,793

TOTAL LIABILITIES AND EQUITY	42,808,317	44,583,316

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	for the three months period ended		for the nine months period ended
	09/30/2010	09/30/2009	09/30/2010	09/30/2009

NET SALES	8,190,031	6,807,904	23,593,365	20,177,204
Cost of sales	(6,840,348)	(5,351,816)	(19,022,389)	(17,221,942)
GROSS PROFIT	1,349,683	1,456,088	4,570,976	2,955,262
Selling expenses	(135,891)	(94,366)	(395,040)	(306,628)
General and administrative expenses	(475,827)	(375,766)	(1,333,546)	(1,321,168)
Impairment of assets	—	(93,596)	—	(1,072,190)
Restructuring costs	—	(49,238)	—	(150,707)
Other operating income	94,337	36,877	142,855	148,201
Other operating expenses	(45,217)	(54,779)	(70,223)	(109,487)
Equity in earnings of unconsolidated companies	(6,400)	5,318	54,828	(115,398)
INCOME(LOSS) BEFOREFINANCIAL INCOME(EXPENSES) AND TAXES	780,685	830,538	2,969,850	27,885
Financial revenues	74,165	72,750	221,647	311,585
Financial expenses	(276,138)	(307,194)	(831,672)	(1,035,558)
Exchange variations, net	198,201	184,417	101,765	1,029,363
Gain and losses on derivatives, net	4,163	26,248	6,631	9,962
INCOME(LOSS) BEFORE TAXES	781,076	806,759	2,468,221	343,237
Income and social contribution taxes
Current	(190,975)	(185,246)	(577,339)	(270,366)
Deferred	18,908	33,632	146,840	288,178

NET INCOME(LOSS)	609,009	655,145	2,037,722	361,049
ATTRIBUTED TO:
Parent company’s interest	536,143	553,031	1,773,464	375,403
Non-controlling interests	72,866	102,114	264,258	(14,354)
	609,009	655,145	2,037,722	361,049

Basic earnings per share - preferred and common	0.38	0.39	1.25	0.42

Diluted earnings per share - preferred and common	0.38	0.39	1.25	0.42

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

In thousands of Brazilian reais (R$)

	for the nine months period ended
	09/30/2010	09/30/2009

Cash flows from operating activities
Net income	2,037,722	361,049
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,416,504	1,318,601
Impairment of assets	—	1,072,190
Restructuring costs	—	150,707
Equity in earnings of unconsolidated companies	(54,828)	115,398
Exchange variation, net	(101,765)	(1,029,363)
Gains and losses on derivatives, net	(6,631)	(9,962)
Post-employment benefits	3,027	112,627
Stock based remuneration	1,822	7,568
Income tax	430,499	(17,812)
Gain on disposal of property, plant and equipment and investments	972	(7,148)
(Reversal) Allowance for doubtful accounts	1,772	34,360
Provision for tax, labor and civil claims	148,146	(21,645)
Interest income	(149,975)	(197,543)
Interest expense	707,874	794,614
Provision for net realisable value adjustment in inventory	39,965	63,160
Reversal of net realisable value adjustment in inventory	(38,658)	(190,021)
	4,436,446	2,556,780
Changes in assets and liabilities:
(Increase) Decrease in trade accounts receivable	(993,402)	1,140,260
(Increase) Decrease in inventories	(1,552,190)	3,844,957
Increase (Decrease) in trade accounts payable	312,530	(1,834,241)
(Increase) Decrease in other receivables	(145,900)	45,683
Increase (Decrease) in other payables	326,107	237,857
Distributions from joint-controlled entities	68,647	20,294
Purchases of trading securities	(81,654)	(1,279,867)
Proceeds from maturities and sales of trading securities	1,865,752	1,344,656
Cash provided by operating activities	4,236,336	6,076,379

Interest paid on loans and financing	(581,607)	(801,810)
Income and social contribution taxes paid	(398,916)	(175,776)
Net cash provided by operating activities	3,255,813	5,098,793

Cash flows from investing activities
Additions to property, plant and equipment	(751,401)	(1,102,086)
Proceeds from sales of property, plant and equipment, investments and other intangibles	8,096	33,831
Additions to other intangibles	(77,284)	(81,691)
Payment for business acquisitions, net of cash of acquired entities	(2,884,853)	(4,200)
Purchases of available for sale securities	(1,371,835)	(1,644,644)
Proceeds from sales of available for sale securities	1,404,568	2,108,638
Net cash used in investing activities	(3,672,709)	(690,152)

Cash flows from financing activities
Purchase of own shares	(41,169)	(6,779)
Dividends and interest on capital paid	(959,986)	(140,735)
Payment of loans and financing fees	(2,824)	(37,989)
Proceeds from loans and financing	3,308,787	1,766,873
Repayment of loans and financing	(3,341,226)	(4,870,098)
Intercompany loans, net	18,160	(211,958)
Net cash used in financing activities	(1,018,258)	(3,500,686)

Exchange variation on cash and cash equivalents	(57,523)	(286,777)

(Decrease) Increase in cash and cash equivalents	(1,492,677)	621,178
Cash and cash equivalents at beginning of period	2,091,944	2,026,609
Cash and cash equivalents at end of period	599,267	2,647,787